

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 5, 2007

<u>Via U.S. Mail and Facsimile</u>

Frank C. Ingriselli
President and Chief Executive Officer
Pacific Asia Petroleum, Inc.
250 East Hartsdale Ave.
Hartsdale, New York 10530

> **Re: Pacific Asia Petroleum, Inc.
> Amendment No. 1 to Form 10-SB
> Filed October 12, 2007
> File No. 0-52770**

Dear Mr. Ingriselli:

    We have reviewed your amended filing and your response letter dated October 12, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please disclose that if there are any inconsistencies between the Chinese and English versions of your contracts, the Chinese version will govern.

Description of Business, page 3

Principal Business Strategy, page 8

Chifeng Zhongtong Oil and Natural Gas Co., page 8

2.   We note your revised disclosure in response to prior comment 12. Please further expand your disclosure to clarify who bears the risk of any cost overruns, and whether you will receive any cost reimbursement if the production license is not received.

With regard to your obligation to sell the balance of the oil produced to CHIFENG, while CHIFENG is not obligated to pay you until the oil is resold by CHIFENG, clarify how the sales price for the oil that you sell to CHIFENG versus the price that CHIFENG resells to others is determined.

Expand your revenue accounting policy disclosures on pages 67 and 80 to address this sales arrangement with CHIFENG. Additionally, explain why you account for transportation costs as a reduction of oil and natural gas sales revenue, rather than as an expense.

Coal Bed Methane and Tight Gas Sand Ventures, page 10

3.   We note you disclose that, in September 2007, you entered into four asset transfer agreements with ChevronTexaco China Energy Company to purchase participating interests held by ChevronTexaco in production sharing contracts with respect to four CBM and tight gas sand resource blocks in China, for an aggregate base purchase price of $61 million, subject to certain income and expense adjustments prior to closing. Please expand your disclosure to discuss the contract terms in more detail, including, but not limited to, the extent and nature of your shared costs, the extent of your involvement in the operations of the properties, and how your participating interests compare to traditional working interests. Please be reminded that acquisition of working interests is ordinarily considered to be an acquisition of a business, for which pro forma and separate financial statements may be necessary, pursuant to Rule 3-05 of Regulation S-X.

<u>Financial Statements, page 55</u>

<u>Notes to Condensed Consolidated Financial Statements, page 64</u>

<u>Note 2 – Merger and Recapitalization, page 65</u>

4.   We have reviewed the schedules that you supplementally provided in response to prior comment 35.   Please reconcile for us the $18,133,931 consolidated total equity immediately after the merger, per Exhibit III, to the corresponding amount presented in your statement of stockholders' equity.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867, or Donald Delaney at (202) 551-3863, if you have questions regarding the accounting comments. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
       D. Delaney
       T. Levenberg
       S. Donahue

       <u>VIA FACSIMILE</u>
       Clark R. Moore
       Corporate Counsel
       510-743-4262